[EMBRAER LOGO] [GRAPHIC OMITTED]

           [US GAAP BOVESPA: EMBR3, EMBR4 NYSE: ERJ] [GRAPHIC OMITTED]

                      EMBRAER ANNOUNCES FIRST QUARTER 2004
                               RESULTS IN US GAAP

  The company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended March 31, 2004, December 31, 2003 and March 31, 2003 are derived from our unaudited financial statements. In order to better understand the Company's operating performance, we are also presenting at the end of this release certain information in accordance with the
                   Brazilian Corporate Law ("Brazilian GAAP").


Sao Jose dos Campos, May 14, 2004 - Embraer (BOVESPA: EMBR3, EMBR4) (NYSE: ERJ), one of the leading commercial aircraft manufacturers in the world, registered in 1Q04 net sales of US$626.2 million and net income of US$103.3 million, equivalent to diluted earnings per ADS of US$0.59. The order backlog as of March 31, 2004 totaled US$28.6 billion, US$10.9 billion in firm orders and US$17.7 billion in options.

1st Quarter 2004 Highlights

    o Net sales for 1Q04 were US$626.2 million, 28.1% higher than the sales of US$488.8 million in 1Q03.

    o   Net income in 1Q04 was US$103.3 million, 135.1% higher compared to 1Q03.

    o The EMBRAER 170 type certification was granted by the Brazilian, US, and European authorities in late February.

    o A total of 23 jets were delivered in 1Q04: 22 jets to the Commercial Aviation market, including the first eight EMBRAER 170 deliveries, and one EMB 145 to the Defense market.

    o Embraer had previously received a US$88.7 million cash contribution from risk sharing partners for the EMBRAER 170 development, which was recognized in 1Q04 as operating income.

    o On February 2, 2004, Harbin Embraer announced the sale of six ERJ 145 models to China Southern Airlines.

    o The roll out of the EMBRAER 190, an aircraft seating 98 to 106 passengers, took place during a public ceremony held at Sao Jose dos Campos in February. The EMBRAER 190 took its maiden flight a month later, initiating its flight test campaign.

    o In March 2004, Embraer announced the conversion into firm orders of 16 of 50 options for the ERJ 145LR regional jet by Republic Airways Holdings.

    o In March, Republic Airways Holdings also ordered 50 EMBRAER 170 aircraft, 13 of which are firm orders and 37 of which are options.

Income Statement Highlights

A comparative table of the main items of Embraer's consolidated income statement is presented below for the three months ended March 31, 2003 and 2004 (1Q03 and 1Q04) and for the three months ended December 31, 2003 (4Q03).

   Income Statement                     4Q03           1Q03            1Q04
                 In US$ millions, except % and earnings per ADS

Net Sales                              649.1           488.8           626.2
Gross Profit                           238.7           194.1           202.0
Gross Margin                            36.8%           39.7%           32.3%
Selling, general administrative
  and other expenses                  (106.0)          (75.5)          (98.1)
Research and development               (47.4)          (35.5)           59.5
Employee profit sharing                (12.5)           (0.1)          (10.4)
Income from operations                  72.8            83.0           153.0
Operating Margin                        11.2%           17.0%           24.4%
Interest income, net                   (10.3)          (27.0)           (7.6)
Foreign exchange gain (loss), net       (3.1)            0.3            (2.2)
Other non-operating income
  (expense) net                         (1.3)            1.4               -
Income before income taxes              58.1            57.7           143.2
Income tax benefit (expense)             9.6           (13.2)          (39.5)
Minority interest                        0.1            (0.6)           (0.4)
Net income                              67.8            43.9           103.3
Net margin                              10.4%            9.0%           16.5%
Earnings per ADS - basic              0.3917          0.2545          0.5952
Earnings per ADS - diluted            0.3874          0.2535          0.5908

Net Sales and Cost of Sales & Services

During 1Q04, 23 aircraft were delivered, the same number as were delivered in 1Q03 and seven aircraft less than were delivered in 4Q03. Normally first quarter deliveries are lower than the following quarters.

Embraer's net sales increased by 28.1% as compared with 1Q03, reaching US$626.2 million.

Commercial aviation market net sales increased 13.8%, due to the first eight deliveries in March of the EMBRAER 170 model, which has a higher average sales price than the aircraft in the ERJ 145 family.

Defense segment net sales increased 136.8%, from US$55.2 million in 1Q03 to US$130.7 million in 1Q04, due to the recognition of revenues related to the Mexican and Greek government programs for the EMB 145 MP and AEW&C, and the Brazilian government's program for the EMB 145 AEW&C and F-5. Embraer's net sales also include revenues from Customer Services & Other Related Business, which increased 80.3% from US$29.0 million in 1Q03 to US$52.3 million in 1Q04. There were no deliveries to the Corporate Aviation Market in 1Q04.

Aircraft delivered
    by sector                  4Q03                1Q03             1Q04
Commercial
--------------------------------------------------------------------------------
ERJ 135                         1                     3                -
ERJ 145                        22                    15               14
ERJ 140                         -                     4                -
EMBRAER 170                     -                     -                8
--------------------------------------------------------------------------------
Defense
--------------------------------------------------------------------------------
EMB 145                         1                     -                1
--------------------------------------------------------------------------------
Corporate
--------------------------------------------------------------------------------
Legacy/Shuttle                  6                     1                -
--------------------------------------------------------------------------------
Total                          30                    23               23
--------------------------------------------------------------------------------

Embraer maintains its forecast for deliveries of 160 and 170 Commercial, Corporate and Defense aircraft (exclusively government transport aircraft) in 2004 and 2005, respectively. The Company expects to deliver approximately 40% of 2004 deliveries in the first half of the year and the remaining 60% in the second half of 2004, especially due to deliveries of the EMBRAER 170 that started in March 2004.


     Net sales
    by segment                  1Q03                    1Q04
--------------------------------------------------------------------------------
                               US$MM         %        US$MM              %
Commercial aviation            389.3      79.6        443.2           70.8
Defense aviation                55.2      11.3        130.7           20.9
Corporate aviation              15.3       3.1            -            0.0
Customer services and others    29.0       5.9         52.3            8.4
--------------------------------------------------------------------------------
Total                          488.8     100.0        626.2           100.0
--------------------------------------------------------------------------------

Cost of sales and services for 1Q04 totaled US$424.2 million, as compared to US$294.7 million in 1Q03. Consequently, gross margin in 1Q04 was 32.3%, as compared to 39.7% in 1Q03 and 36.8% in 4Q03.

Gross margin decreased in 1Q04 due to the start of EMBRAER 170 production and the ensuing "learning curve" related to a new product. In addition, Embraer's total gross margin was negatively impacted by 1.2 percentage points due to the reassessment of future sales and costs related to certain defense contracts for which sales are recognized under the percentage of completion method.

Operating Expenses & Income from Operations

During 1Q04, operating expenses totaled US$49.0 million, 55.9% and 70.5% lower than 1Q03 and 4Q03, respectively. This decrease was mainly due to the recognition as operating income of US$88.7 million in payments received from the Company's risk sharing partners related to fulfillment of certain EMBRAER 170/190 jet family development contractual milestones.

The remaining US$149.5 million in cash advances already received from the EMBRAER 170/190 risk sharing partners is expected to be recognized as operating income over the next two years.

During 1Q04, the Company invested US$29.1 million in new products research and development, mainly in the development of the EMBRAER 170/190 jet family. Therefore, net research and development represented an income of US$59.5 million in 1Q04 compared to an expense of US$35.5 million in 1Q03.

Selling expenses totaled US$67.2 million, 48.7% above the US$45.2 million incurred in 1Q03. In 1Q04, customer training totaled US$4.3 million in expenses while during the same period last year it represented a revenue of US$5.1 million, due to the reversal of a previously made provision resulting from the revision of certain contractual training obligations. In addition, provisions for customer technical assistance increased US$13.7 million in 1Q04, as part of the Company's effort to better serve the commencement of the EMBRAER 170 model operations. As a percentage of net sales, selling expenses increased from 9.2% in 1Q03 to 10.7% in 1Q04.

In 1Q04, general and administrative expenses totaled US$30.4 million compared to US$35.5 million and US$24.8 million recorded in 4Q03 and 1Q03 respectively. The increase in administrative expenses compared to 1Q03 is mainly due to an increase in expenses associated with personnel, payroll taxes, and an out-sourced service provision. As a result of an inflation recovery, Embraer adjusted its employees salaries by 17% last November.

Employee profit sharing is tied to the action plan and the meeting of specific goals, as well as dividend payments to Embraer's shareholders and recorded profit in accordance with Brazilian GAAP. The US$10.4 million accrued in 1Q04 was based on the payment of interest on shareholders' equity declared/distributed during the quarter.

Embraer's income from operations in 1Q04 totaled US$153.0 million, higher than the US$83.0 million recorded in 1Q03. In addition, operating margin for 1Q04 was 24.4%, compared to the 17.0% and 11.2% recorded in 1Q03 and 4Q03, respectively.

Interest Income (expenses)

        US$ millions                              4Q03          1Q03       1Q04

Interest Expense                                 (36.4)        (21.4)    (28.1)
Interest Income                                    40.0          21.2      31.9
Monetary & Exchange Variations                    (0.6)           0.7     (3.9)
Derivative Financial Instruments Gain (loss)     (13.3)        (27.5)     (7.5)

Total Interest Income (expense), net             (10.3)        (27.0)     (7.6)

Average R$/US$ exchange rate                     2.8992        3.4909    2.8945
Final period R$/US$ exchange rate                2.8892        3.3531    2.9086


Embraer's interest income (expense), net was an interest expense of US$7.6 million in 1Q04, compared to an expense of US$27.0 million in 1Q03.

The higher average net cash available in 1Q04 compared to 1Q03 resulted in a net interest income of US$3.8 million in 1Q04 as compared to an expense of US$0.2 million in 1Q03. In addition, Embraer recorded an expense of US$11.4 million related to its derivative financial instruments and net monetary and exchange variations. In 1Q03, due to the appreciation of the real against the U.S. Dollar, these expenses totaled US$26.8 million.

Embraer has entered into a number of derivative financial instruments, mainly swaps, intended to offset its foreign exchange effects between its non-U.S. and U.S. dollar denominated assets and liabilities, while considering its expected R&D and capital expenditures in relation to its forecast of future cash flow, particularly R&D and capital expenditures which are denominated mainly in reais. These swaps primarily convert its fixed and floating rate U.S. dollar-denominated debt and fixed and floating rate yen-denominated debt into CDI-based reais-denominated obligations. Because these swaps are not accounted for as hedging transactions under U.S. GAAP, these swaps are recorded at fair value on its balance sheet with unrealized gains and losses reflected as a component of interest income (expense), net.

Income Taxes

Income taxes increased from US$13.2 million in 1Q03 to US$39.5 million in 1Q04, which represents an effective tax rate of 27.6% according to US GAAP. Embraer's statutory tax rate is 34%. The difference between the statutory and effective US GAAP tax rate is mainly due to interest on shareholders equity provisions, which is deductible for tax purposes.

Net Income

As a result of the foregoing factors, Embraer's net income in 1Q04 of US$103.3 million (equivalent to US$0.5908 per diluted ADS) was 135.1% higher than the net income of US$44.0 million in 1Q03 (equivalent to US$0.2535 per diluted ADS). Net income as a percentage of net sales recorded in 1Q04 was 16.5%, compared with 9.0% in 1Q03.

Balance Sheet Highlights

As of March 31, 2004, Embraer's cash and cash equivalents were US$1,097.5 million. On the same date, short and long term loans totaled US$919.8 million. Therefore, the Company had a net cash position (cash and cash equivalents minus total loans) of US$177.7 million.

     Balance Sheet Data
      (In US$ million)                  4Q03          1Q03          1Q04

Cash and cash equivalents             1,265.8         493.8       1,097.5
Trade accounts receivable               356.4         913.2         464.5
Inventories                           1,172.9       1,020.8       1,272.9
Total assets                          5,956.0       4,396.9       5,967.6
Loans                                 1,043.7         705.4         919.8
Net cash (debt)                         222.1        (211.6)        177.7
Shareholders' equity                  1,169.2       1,135.2       1,237.9

Cash and Cash Equivalents

Of the total US$1,097.5 million balance in cash and cash equivalents, US$387.3 million is denominated in US dollars and the remaining 64.7% comprises investments in reais. Embraer's investment strategy is to maintain cash and cash equivalents sufficient to minimize the currency and interest rate risks of assets and liabilities. This strategy also comprises expected future R&D and capital expenditures, substantially denominated in reais.

Trade Accounts Receivable

Trade accounts receivable increased 30.3% from US$356.4 million at the end of 4Q03 to US$464.5 million at the end of 1Q04. Of this total amount, US$270.6 million is related to aircraft delivered for which sales financing arrangements are pending.

Embraer is jointly structuring a financial transaction with one of its customers using the US capital markets to fund aircraft deliveries in 2004 for that customer. The Company expects this transaction to be concluded between June and July, and it will involve the financing of aircraft delivered during the first half of the year as well as aircraft scheduled for delivery in the second half of 2004.

Inventories

Inventories grew by US$100.0 million from US$1,172.9 million in 4Q03 to a total of US$1,272.9 million in 1Q04. This increase was due to the EMBRAER 170 certification postponement as well as its planned production rate increase. In addition, the assembly of two EMBRAER 190/195 aircraft pre series is in progress.

Short Term and Long Term Loans

As of March 31, 2004, short- and long-term debt totaled US$919.8 million, of which 59.4% was related to long-term financing, compared to 50.5% on December 31, 2003. This increase reflects the Company's policy of extending its debt profile and reducing the need for temporary funding of its accounts receivable. The long-term credit lines are due to mature between 2005 and 2015.

Embraer has entered into a number of derivative financial instruments, mainly swaps, intended to offset its foreign exchange effects between its non-U.S. and U.S. dollar denominated assets and liabilities, while considering its expected R&D and capital expenditures.

Therefore, taking into account these swaps, total short term and long term loans of US$124.2 million are effectively denominated in reais and indexed to the CDI, at a weighted average interest rate of 14.38% per annum representing approximately 69.2% of the CDI.

The remaining US$795.6 million is denominated in other currencies, primarily U.S. dollars, with a weighted average interest rate of 4.25% per annum.

Capital Expenditures

Improvements and Modernization

Investments in the improvement and modernization of the Company's industrial and engineering processes, and PP&E, totaled US$9.8 million during 1Q04.

Supplementary Information according to Corporate Law (Brazilian GAAP)

Today Embraer also reported its 1Q04 earnings in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating distribution of dividends and interest on shareholders' equity, income tax and social contribution. Below is presented selected consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net sales in 1Q04 totaled R$1,815.5 million and gross profit was R$577.9 million, with a gross margin of 31.8%. Income from operations for the period (including employee profit sharing) totaled R$255.3 million, with an operating margin of 14.1%. Income before taxes was R$240.9 million (13.3% of net sales). Income tax and social contribution totaled R$45.5 million, representing an effective tax rate of 18.9%. Net income for the period totaled R$194.6 million (10.7% of net revenues).

Commercial, Corporate, and Defense Aircraft Markets

The EMBRAER 170 aircraft was awarded its final type certification by the Brazilian, US, and European authorities late last February, paving the way for the beginning of deliveries in key markets of the world. The EMBRAER 170's flight testing campaign involved six prototypes, in addition to a production aircraft used for reliability tests. Another 250 tests were undertaken in laboratories and ground-based flight simulators.

Immediately following granting of the certifications, in March, eight EMBRAER 170 aircraft were delivered to the customers Alitalia, LOT, and US Airways.

Embraer opened the gates in February of its main Brazilian manufacturing facility in Sao Jose dos Campos to roll out the EMBRAER 190, the largest commercial airplane ever manufactured in Brazil. The rollout ceremony was attended by Brazilian President Luiz Inacio Lula da Silva, Sao Paulo State Governor Geraldo Alckmin, cabinet ministers, customers, partners and suppliers, Brazilian and international news media as well as Embraer employees.

Embraer's newest airliner has already attracted 100 firm orders from launch customer JetBlue Airways, and another 10 firm orders from an undisclosed customer, in addition to 150 options. Furthermore, late last year Embraer and Air Canada signed a commercial proposal for 45 EMBRAER 190 jets with options on an additional 45.

A month later on March 12, the EMBRAER 190 took its maiden flight. The first flight marked the beginning of the EMBRAER 190's flight test campaign, which will be conducted at Gaviao Peixoto, in the interior of Sao Paulo state. Conclusion of the flight test campaign will validate the new aircraft to receive type certification in the third quarter of 2005. This will immediately be followed by the first deliveries to launch customer JetBlue Airways of the U.S.

Harbin Embraer announced on February 2 the sale of six ERJ 145 to China Southern Airlines. The contract marks the first order placed by a Chinese airline with Harbin Embraer Aircraft Industry Co. Ltd. (HEAI), the joint venture between Brazil's Embraer and China's Harbin Aircraft Industry Co. Ltd. (HAI) and Hafei Aviation Industry Co. Ltd. (HAFEI), both controlled by China Aviation Industry Corporation II (AVIC II). Under the agreement with China Southern, deliveries are expected to start in June of 2004 and stretch until January 2005. As Embraer holds a 51% share of HEAI's equity, the deliveries by the Joint Venture are consolidated in the 160 jet aircraft expected to be delivered by Embraer in the course of 2004.

On March 4, 2004, Embraer announced the conversion of 16 of 50 options for the ERJ 145LR regional jet into firm orders by Republic Airways Holdings, the parent company of Chautauqua Airlines. Deliveries are expected to begin in May and run through September. Chautauqua Airlines is one of only two carriers worldwide that operate all three variants of the ERJ platform including the ERJ135, ERJ 140 and ERJ 145.

Still in March, Embraer announced an other order from Republic Airways Holdings for up to 50 EMBRAER 170 airliners. Under the agreement, 13 firm aircraft will begin delivery in the third quarter of 2004. Republic Airways Holdings also holds options on another 37 aircraft of the same model, with 12 to be confirmed by July 1.

As of March 31, 2004, the Commercial segment showed the following firm order backlog:

        Aircraft        Firm    Options     Deliveries      Firm Order
                       Orders                                Backlog
----------------------------------------------------------------------------
  ERJ 135                 122         2            105              71
  ERJ 140                  94        20             74              20
  ERJ 145                 697       440            545             152
  EMBRAER 170             133       162              8             125
  EMBRAER 190             110       150              -             110
  EMBRAER 195              15        30              -              15
--------------------------------------------------------------------------------
Total                   1,171       804            732             439

Embraer's firm order backlog at the close of 1st Quarter 2004 totaled US$10.9 billion, which when added to the options total US$28.6 billion, not including a sale to Air Canada, which is still in its commercial proposal stage. Set forth below is the total backlog at the close of each quarter for the last six quarters.

                        Order Backlog
                        US$ billions

                  4Q02     1Q03     2Q03     3Q03     4Q03      1Q04
--------------------------------------------------------------------

Firm Orders       9.0       7.9     10.3     10.4     10.6      10.9
Options          13.2      11.3     16.8     17.3     17.5      17.7

--------------------------------------------------------------------
Total            22.2      19.2     27.1     27.7     28.1      28.6
                                                                               8

Investor Relations

Embraer's common and preferred shares traded in the domestic market, on Bolsa de Valores de Sao Paulo (BOVESPA), decreased in value by 7.5% and 9.7% during 1Q04, closing at R$17.86 and R$23.20 respectively on March 31, 2004. The Bovespa index in turn decreased in value by 0.4%.

The Company's ADS's (American Depositary Shares) traded on the New York Stock Exchange (NYSE), reached a closing sale price of US$32.10 at the end of March 2004, representing a 9.3% decrease in value during the period.

The average daily common share volume for the quarter was R$4.4 million and the average daily preferred share volume totaled R$12.8 million. Average daily ADS trading volume for the same period was US$17.4 million.

Conference Call Information

Embraer cordially invites you to participate in a conference call to review its 1Q04 Results in US GAAP, to be held on May 17, 2004 at 10:00 a.m. Eastern Standard Time.

Dial in numbers:
US Participants:                   (1 888) 340 8477
International Participants:        (55 11) 4613 0502
Security Access Code: Embraer

The conference call will also be broadcast live over the Internet:
                                 www.embraer.com



For additional information please contact:
Embraer - Empresa Brasileira de Aeronautica S/A

Anna Cecilia Bettencourt
(55 12) 3927 1216
acecilia@embraer.com.br

Daniel Bicudo
(55 12) 3927 1106
dabicudo@embraer.com.br

Milene Petrelluzzi
(55 12) 3927 3054
milene.petrelluzzi@embraer.com.br




--------------------------------------------------------------------------------
This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.
--------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                           CONSOLIDATED BALANCE SHEETS

                         (in thousands of U.S. dollars)

                                     ASSETS

                                          As of December 31,     As of March 31,
                                                2003                 2004
--------------------------------------------------------------------------------
CURRENT ASSETS
--------------------------------------------------------------------------------
  Cash and cash equivalents                       1,265,820            1,097,498
  Trade accounts receivable, net                    356,401              464,453
  Collateralized accounts receivable                102,110              129,197
  Inventories                                     1,158,060            1,258,385
  Deferred  income taxes                            102,533              111,263
  Other                                             349,080              343,111
--------------------------------------------------------------------------------
 Total current assets                             3,334,004            3,403,907
--------------------------------------------------------------------------------
NONCURRENT ASSETS:
--------------------------------------------------------------------------------
  Collateralized accounts receivable             1,648,849             1,620,009
  Inventories                                       14,770                14,534
  Property, plant and equipment, net               402,663               399,091
  Investments                                       39,820                40,570
  Deferred income taxes                             95,984                71,900
  Other                                            419,908               417,626
--------------------------------------------------------------------------------
 Total noncurrent assets                         2,621,994             2,563,730
--------------------------------------------------------------------------------
       TOTAL ASSETS                              5,955,998             5,967,637
--------------------------------------------------------------------------------


                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                          As of December 31,     As of March 31,
                                                2003                 2004
--------------------------------------------------------------------------------
CURRENT LIABILITIES
--------------------------------------------------------------------------------
   Loans                                            517,014              373,873
   Accounts payable to suppliers                    404,065              539,908
   Customer advances                                448,648              448,910
   Non recourse and recourse debt                   360,645              386,436
   Other accounts payable and accrued liabilities   694,541              711,972
   Contingencies                                      8,750                9,040
--------------------------------------------------------------------------------
  Total current liabilities                       2,433,663            2,470,139
--------------------------------------------------------------------------------
LONG-TERM LIABILITIES
--------------------------------------------------------------------------------
   Loans                                            526,728              545,943
   Customer advances                                110,539              101,688
   Contribution from suppliers                      234,958              160,371
   Non recourse and recourse debt                 1,390,314            1,362,770
   Other accounts payable and accrued liabilities    56,067               48,968
   Contingencies                                     21,893               19,336
--------------------------------------------------------------------------------
  Total long-term liabilities                     2,340,499            2,239,076
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MINORITY INTEREST                                    12,611               20,521
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:                             1,169,225            1,237,901
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        5,955,998            5,967,637
--------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                       CONSOLIDATED STATEMENTS OF INCOME

               In thousands of U.S. dollars except per share data



                                              Three Months Ended
                                March 31, 2003                   March 31, 2004
--------------------------------------------------------------------------------
Gross sales
--------------------------------------------------------------------------------
 Domestic market                        21,180                         49,021
 Foreign market                        470,952                        576,997
 Sales deductions                       (3,338)                           183
--------------------------------------------------------------------------------
Net sales                              488,794                         626,201
--------------------------------------------------------------------------------

 Cost of sales and services           (294,701)                       (424,168)

--------------------------------------------------------------------------------
Gross profit                           194,093                         202,033
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating expenses
--------------------------------------------------------------------------------
 Selling expenses                      (45,162)                        (67,177)
 Research and development              (35,502)                         59,472
 General and administrative            (24,756)                        (30,380)
 Employee profit sharing                  (137)                        (10,417)
 Other operating expense, net           (5,595)                           (522)
 Equity in income (loss) from affiliates    75                               -
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Income from operations                  83,016                         153,009
--------------------------------------------------------------------------------

 Interest (expense) income, net        (26,989)                         (7,638)
 Foreign exchange gain (loss), net         287                          (2,238)
 Other non-operating income
   (expense), net                        1,430                              29
--------------------------------------------------------------------------------
Income before income taxes             57,744                          143,162
--------------------------------------------------------------------------------

Income tax benefit (expense)          (13,196)                         (39,489)

--------------------------------------------------------------------------------
Income before minority interest        44,548                          103,673
--------------------------------------------------------------------------------

Minority interest                        (596)                            (359)

--------------------------------------------------------------------------------
Net income                             43,952                          103,314
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Earnings per share
--------------------------------------------------------------------------------
 Basic
   Common                              0.0578                           0.1353
   Preferred                           0.0636                           0.1488


 Diluted
   Common                              0.0576                           0.1343
   Preferred                           0.0634                           0.1477

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Weighted average shares (thousands of shares)
--------------------------------------------------------------------------------
 Basic
   Common                             242,544                          242,544
   Preferred                          470,430                          473,788


 Diluted
   Common                             242,544                          242,544
   Preferred                          473,123                          478,981
--------------------------------------------------------------------------------
Earnings per share - ADS basic (US$)   0.2545                           0.5952
--------------------------------------------------------------------------------
Earnings per share - ADS diluted (US$) 0.2535                           0.5908
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                                                                         Page 11

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

               In thousands of U.S. dollars except per share data


                                               Three months ended on March 31,
                                                       2003           2004
--------------------------------------------------------------------------------
Operating activities
--------------------------------------------------------------------------------
   Net income                                        43,952            103,314
   Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
      Depreciation and amortization                  15,333             13,306
      Allowance for doubtful accounts                   516               (455)
      Provision for inventory obsolescence            2,399              5,525
      Deferred income taxes                           5,658             15,354
      Foreign exchange loss (gain), net                (287)             2,238
      Loss (gain) on disposition of assets           (1,305)                58
      Equity in income (loss) from affiliates           (75)                 0
      Interest accrued in excess of interest paid
        (paid in excess of accrued)                   2,811             (5,815)
      Minority interests                                596                359
      Other                                            (590)              (750)
                                                   -------------    -----------
--------------------------------------------------------------------------------
                                                     69,008            133,134
--------------------------------------------------------------------------------
Changes in assets and liabilities:                 (348,524)          (128,746)
                                                   -------------    -----------
--------------------------------------------------------------------------------
Net cash provided by (used in)
  operating activities                             (279,516)             4,388
--------------------------------------------------------------------------------
Investing activities
--------------------------------------------------------------------------------
   Purchase of property, plant and equipment        (15,607)            (9,836)
   Proceeds from sale of property,
     plant and equipment                              1,559                 45
                                                   -------------    -----------
--------------------------------------------------------------------------------
Net cash used in investing activities               (14,048)             (9,791)
--------------------------------------------------------------------------------
Financing activities
--------------------------------------------------------------------------------
   Repayment of loans                              (132,323)           (256,173)
   Proceeds from borrowings                         284,307             138,229
   Proceeds from issuance of shares                       0                 719
   Dividends and/or Interest on capital paid        (35,791)            (40,348)
   Payments on capital lease obligations             (1,882)             (1,825)
                                                   -------------    -----------
--------------------------------------------------------------------------------
Net cash provided by (used in) financing
    activities                                      114,311            (159,398)
                                                   -------------    -----------
--------------------------------------------------------------------------------
Effect of exchange rate changes on cash              16,200              (3,521)
--------------------------------------------------------------------------------
Net increase (decrease) in cash and
    equivalents                                    (163,053)           (168,322)
--------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period      656,822           1,265,820
                                                   -------------    -----------
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period            493,769           1,097,498
--------------------------------------------------------------------------------


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